Exhibit 99.2
June 3, 2014

Gary L. Nalbandian
Douglas S. Gelder
James R. Adair
John J. Cardello
Alan R. Hassman
J. Rodney "Rod" Messick
Howell C. Mette
Michael A. Serluco
Samir J. Srouji
(the “Board of Directors”)

c/o John J. Cardello, Audit Committee Chairman
Metro Bancorp, Inc.
3801 Paxton Street
Harrisburg, PA 17111

Dear Board of Directors:

Basswood Capital Management, L.L.C. manages or advises investment funds which own a 9.9% interest in the outstanding shares of common stock of Metro Bancorp, Inc. (“METR”).

We are writing to you regarding the current financial performance of METR, the future of the company on a stand-alone basis, and strategic alternatives.

We were initially attracted to METR by its very strong and scarce banking franchise in the greater Harrisburg metropolitan area. Management and the board have done a great job over the past 29 years in building a bank that has resonated well within the communities it serves.

Recently, we met with your Chairman, Gary Nalbandian, Chief Financial Officer, Mark Zody, and Chief Credit Officer, James Ridd. We applaud management for publicly laying out long-term targets for growth in total assets, total loans, and total deposits. However, it is clear that the environment is becoming more challenging and competitive. In the November 2013 slide presentation, management’s expectation for total deposits by YE 2014 was $2.562 billion; six months later, in the slide deck from the Annual Meeting of Stockholders in May 2014, that target was reduced by approximately 9% to $2.329 billion.

Further, returns continue to remain under intense pressure. In the first quarter, METR’s efficiency ratio was approximately 75% and its expense to average assets was over 3.2%. This puts METR in the bottom quartile for banks with $1-5B in assets. Expenses will continue to grow as management focuses on building more branches to support future loan growth, but the growth will not be strong enough to meaningfully lever the current expense base. Management does not expect the bank’s ROA to exceed 0.90-0.95% long-term, even if short-term interest rates get back to three percent. This is simply unacceptable. The average $1-5B asset bank should have a minimum ROA target of over 1.0% in such an interest rate environment; many $1-5B asset banks were already achieving a 1.0% ROA in 1Q14 despite the very low rate environment.

In light of our discussions, we have reexamined our analysis of METR and have concluded that its current strategy is inadequate. We strongly believe the best course for shareholders, employees, and the communities is for METR to begin a process that leads to a sale of the company to a larger bank.

Given the intense competitive environment, weak economy, and increased regulatory pressures, METR will continue to struggle to generate shareholder value if it maintains its current course as a stand-alone company. As you know, since the peak in August 2005, METR’s stock is down over 40%. There are several larger banks, however, that would make attractive merger partners for METR and that would be able to pay a significant premium to METR’s current stock price. This price would be well in excess of METR’s net present value on a stand-alone basis given management’s current projections, as laid out in the presentation from the Annual Meeting of Stockholders.

Furthermore, merging with a larger bank would create a stronger bank for METR’s customers, employees, and the communities. Merging would create a larger, more convenient branch network for METR’s customers, and both customers and employees would have access to better technology offerings and a broader set of products. The combined company would also have the scale and strength to invest more in employees and customers, as well as in the communities.

Therefore, we strongly encourage the Board of Directors of METR to hire an investment banker and begin a process that leads to the sale of the company at a significant premium for shareholders.
We are aware that another large shareholder has recently filed a Schedule 13D and is monitoring the company’s performance and the actions of METR’s management and the Board. We take this as a sign that other shareholders are concerned with METR’s direction and prospects and believe that the Board’s engaging in a sale process would be widely welcomed by the company’s shareholders.

Very truly yours,

/s/ Matthew A. Lindenbaum

Matthew A. Lindenbaum

cc:  Michael A. Schwartz (Willkie Farr & Gallagher LLP)
       Tariq Mundiya (Willkie Farr & Gallagher LLP)